

September 11, 2012

Via E-mail
Mr. Ronald D. Mambu
Vice President and Chief Financial Officer
John Bean Technologies Corporation
70 West Madison Street
Chicago, IL 60602

> **Re:** **John Bean Technologies Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 8, 2012**
> **Form 10-Q for the quarterly period ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 001-34036**

Dear Mr. Mambu:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 40

1. We reference the $11.6 million restructuring expense recognized during the year ended December 31, 2011 and the disclosure on page 25 about the cost reduction plan announced in January 2012 that consisted primarily of a work force reduction of 115 positions. Please tell us the nature of the restructuring charges

recognized during fiscal year 2011. In addition, please tell us how you met the recognition criteria of FASB ASC 420-10-25 since the cost reduction plan was not announced until 2012. As a related matter, please tell us why you did not include the relevant footnote disclosures required by FASB ASC 420-10-50.

Form 10-Q for the quarterly period ended June 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Operating Results of Business Segments, JBP AeroTech, page 12

2. We see that the "anticipated production gap in Jetway® passenger boarding bridges" resulted in decreased revenue of $16.9 and $31.9 million and for the three and six months ended June 30, 2012, respectively. In future filings please provide enhanced disclosure about the nature of the production gap and why it negatively impacted revenue. Your discussion should provide investors with sufficient insight into the reasons for changes in your results, as discussed in section III.B.4 of SEC Interpretive Release No. 33-8350. Please provide a copy of your proposed revised disclosure.

Liquidity and Capital Resources, page 15

3. We see that $72.9 million of your $74.6 million in cash on hand at June 30, 2012 is held by your foreign subsidiaries. Please reconcile the statement that you do not intend to repatriate these funds with the subsequent statement that the funds are available for general company use during the remainder of 2012. Please clarify in your response how you intend to finance your operations without access to the funds held by foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Kristin Lochhead at (202) 551-3664 if you have questions regarding our comments. You may also contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief